Exhibit 99.1

Adagene Announces Poster Presentations of Clinical Data for Two Novel

Antibody Programs at ESMO Immuno-Oncology Congress 2021

SAN DIEGO and SUZHOU, China, November 22, 2021 – Adagene Inc. (“Adagene”) (Nasdaq: ADAG), a platform-driven, clinical-stage biopharmaceutical company committed to transforming the discovery and development of novel antibody-based immunotherapies, today announced two poster presentations featuring clinical data for its anti-CD137 agonist, ADG106, and anti-CTLA-4 monoclonal antibody, ADG116, at the European Society for Medical Oncology Immuno-Oncology Congress (ESMO-IO) 2021.

The conference abstracts are expected to be published on the ESMO-IO website on Thursday, December 2, 2021 and posters available on Monday, December 6, 2021 in advance of the hybrid meeting being held virtually and in Geneva, Switzerland from December 8 to 11, 2021.

“These clinical data from two of our ongoing NEObody™ clinical programs showcase the importance of our pioneering approach to target a unique epitope and reflect the dynamic interactivity between an antibody and antigen,” said Peter Luo, Ph.D., Co-founder, Chief Executive Officer and Chairman of Adagene. “The pharmacodynamic biomarker findings from our ongoing ADG106 trial with the anti-PD-1 toripalimab reinforce the potential synergistic combination for strong T-cell activation. For our novel anti-CTLA-4 program, data from the ongoing dose escalation of ADG116 monotherapy support the robust safety profile and dose dependent T-cell activation in both hot and cold tumors, suggesting potential clinical benefit following our translational studies. Each of these analyses highlights the promise of our tailor-made programs to achieve the fine balance between safety and efficacy – thereby unlocking the full value of some of the most promising yet challenging immuno-oncology targets today.”

Details for the poster presentations during ESMO-IO 2021 include:

•	Title: Assessment of Biomarker Kinetics for ADG106 (anti-CD137 agonist) as monotherapy or combined with toripalimab

Presentation Number: 43P

Date: Monday, December 6, 2021

Time: 12:00 Central European Time

•	Title: Phase 1 dose-finding study of a novel anti–CTLA-4 antibody ADG116 as monotherapy in patients with advanced solid tumors

Presentation Number: 137P

Date: Monday, December 6, 2021

Time: 12:00 Central European Time

Both the ADG106 and ADG116 programs use Adagene’s innovative NEObody technology, which enables targeting of unique and highly conserved epitopes against a broad range of antigens. These species cross-reactive antibodies not only have the potential to reveal new biological functions of the targets, but also facilitate preclinical studies using various immune intact animal models, resulting in high fidelity translation from preclinical to clinical studies. The company is also developing an anti-CTLA-4 antibody, ADG126, using its SAFEbody® precision masking technology.

About Adagene

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biopharmaceutical company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address unmet patient needs. Powered by its proprietary Dynamic Precision Library (DPL) platform, composed of NEObody™, SAFEbody™, and POWERbody™ technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. Adagene has forged strategic collaborations with reputable global partners that leverage its technology in multiple approaches at the vanguard of science.

For more information, please visit: https://investor.adagene.com.

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding the potential implications of clinical data for patients, and Adagene’s advancement of, and anticipated clinical activities, clinical development, regulatory milestones, and commercialization of its product candidates. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Adagene’s drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations, and the impact of the COVID-19 pandemic on Adagene’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Internal Contact:

Ami Knoefler
Adagene
650-739-9952
ir@adagene.com

External Contact:

Bruce Mackle
LifeSci Advisors
646-889-1200
bmackle@lifesciadvisors.com